Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS FIRST-QUARTER

2013 RESULTS

MONTERREY, MEXICO, APRIL 26, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$3.3 billion during the first quarter of 2013, a decrease of 5% versus the comparable period in 2012. Operating EBITDA decreased by 8% during the quarter to U.S.$521 million versus the same period in 2012. Adjusting for the fewer business days during the quarter and, in the case of operating EBITDA, for the extraordinary favorable effect in 2012 resulting from the change of a pension plan in our Northern Europe region, net sales declined by 2% and operating EBITDA increased by 9% during the first quarter of 2013.

CEMEX’s Consolidated First-Quarter 2013 Financial and Operational Highlights

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The decrease in consolidated net sales was due to fewer business days and lower volumes in the Northern Europe, Mexico, Mediterranean, and South, Central America and the Caribbean operations partially offset by higher prices, in local currency terms, in most of our regions.

•	Operating earnings before other expenses, net, in the first quarter remained flat at U.S.$239 million.

•	Operating EBITDA for the quarter, on a like-to-like basis adjusting for the effect of the change in pension plan mentioned above and the fewer business days during the quarter, increased by 9%.

•	Operating EBITDA margin, adjusting for the effect of the change in pension plan and the fewer business days during the quarter, increased by 1.6 percentage points on a year-over-year basis.

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Controlling interest net income during the quarter was a loss of U.S.$281 million, versus a loss of U.S.$30 million in 2012. The year-over-year difference is mainly due to non-cash foreign exchange fluctuations.

•	Free cash flow after maintenance capital expenditures for the quarter was negative U.S.$483 million, compared with negative U.S.$287 million reduction in the same quarter of 2012.

Fernando A. González, Executive Vice President of Finance and Administration, said: “We are pleased with the operating EBITDA growth and operating EBITDA margin expansion during the quarter on a comparable basis. This is the seventh consecutive quarter with year-over-year improvement in operating EBITDA.

We are also seeing good results from the initial stages of our value-before-volume strategy as evidenced by the sequential increase in our consolidated prices for cement ready-mix and aggregates, in both, local-currency and U.S. dollar terms.”

Consolidated Corporate Results

Total debt plus perpetual notes increased by U.S.$355 million during the quarter.

Geographical Markets First-Quarter 2013 Highlights

Net sales in our operations in Mexico decreased 7% in the first quarter of 2013 to U.S.$780 million, compared with U.S.$838 million in the first quarter of 2012. Operating EBITDA decreased by 11% to U.S.$263 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$736 million in the first quarter of 2013, up 8% from the same period in 2012. Operating EBITDA increased to U.S.$19 million in the quarter, versus the loss of U.S.$24 million in the same quarter of 2012.

In Northern Europe, net sales for the first quarter of 2013 decreased 13% to U.S.$756 million, compared with U.S.$873 million in the first quarter of 2012. Operating EBITDA was a loss of U.S.$17 million for the quarter, from a gain of U.S.$55 million for the same period last year.

First-quarter net sales in the Mediterranean region were U.S.$347 million, 8% lower compared with U.S.$377 million during the first quarter of 2012. Operating EBITDA decreased 25% to U.S.$73 million for the quarter versus the comparable period in 2012.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$497 million during the first quarter of 2013, representing a decrease of 5% over the same period of 2012. Operating EBITDA increased 5% to U.S.$188 million in the first quarter of 2013, from U.S.$178 million in the first quarter of 2012.

Operations in Asia reported a 11% increase in net sales for the first quarter of 2013, to U.S.$142 million, versus the first quarter of 2012, and operating EBITDA for the quarter was U.S.$24 million, up 93% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.